                      SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C.  20549


                          _______________________



                                FORM 11-K


(Mark One)

     [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 1994


                                    OR


     [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ________ to ________


Commission file number 33-39034


      A. Full title of the plan and address of the plan, if different from that of the issuer named below:

              HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN


      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             HBO & Company
                       301 Perimeter Center North
                        Atlanta, Georgia  30346
                             (404) 393-6000


                            Page 1 of 21 Pages

                             HBO & COMPANY
                     PROFIT SHARING AND SAVINGS PLAN

              Financial Statements with Supplementary Schedules

                        December 31, 1994 and 1993




                            Page 2 of 21 Pages

                     [SNYDER, CAMP, STEWART & CO.
                             LETTERHEAD]

                     INDEPENDENT AUDITORS' REPORT


Administrative Committee
HBO & Company Profit Sharing and Savings Plan
Atlanta, Georgia

We have audited the accompanying statement of net assets available for benefits of HBO & Company Profit Sharing and Savings Plan as of December 31, 1994, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of HBO & Company Profit Sharing and Savings Plan as of December 31, 1993 were audited by other auditors whose report dated June 2, 1994, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of HBO & Company Profit Sharing and Savings Plan at December 31, 1994, and the changes in net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of investments, plan assets and liabilities by investment program, and transactions or series of transactions in excess of 5% of the current value of plan assets for the year ended December 31, 1994, are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Securities and Exchange Commission and the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                          /s/ Snyder, Camp, Stewart & Co.


June 7, 1995


                            Page 3 of 21 Pages

                         [PITTS COMPANY LETTERHEAD]

                       REPORT OF INDEPENDENT AUDITORS

Administrative Committee
HBO & Company Profit Sharing and Savings Plan

We have audited the accompanying statement of financial condition of HBO & Company Profit Sharing and Savings Plan (the "Plan") as of December 31, 1993, and the related statements of income and changes in plan equity for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HBO & Company Profit Sharing and Savings Plan at December 31, 1993, and the income and changes in plan equity for the year then ended, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of investments, plan assets and liabilities by investment program, and transactions or series of transactions in excess of 5% of the current value of plan assets for the year ended December 31, 1993, are presented for purposes of complying with the applicable accounting regulations of the Securities and Exchange Commission and the Department of Labor's Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                    /s/ Pitts Company

                                                    PITTS COMPANY

Atlanta, Georgia
June 2, 1994



                            Page 4 of 21 Pages

               HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

              Statements of Net Assets Available for Benefits

                        December 31, 1994 and 1993


                                                        1994          1993
                                                        ----          ----
Assets:
  Investments, at fair value (notes 1 and 8):
    HBO & Company common stock                       $ 8,332,093   $ 5,349,597
    Fidelity Magellan Fund                            13,941,836    12,510,924
    Fidelity Growth and Income Fund                    9,632,962     7,879,678
    Fidelity Retirement Money Market Fund              5,439,402     5,265,387
    Fidelity Asset Manager                             2,103,614     1,659,616
    Fidelity Managed Income Fund                         656,019       431,845
    Fidelity Intermediate Bond Fund                      678,519       566,579
                                                     -----------   -----------
        Total investments                             40,784,445    33,663,626

  Contributions receivable from employer
    company                                              189,770       145,268
  Contributions receivable from employees                466,261       340,208
  Loans receivable from employees                        555,268       417,655
  Accrued investment income                                9,696         8,722
                                                     -----------   -----------
        Total assets                                  42,005,440    34,575,479

Liabilities:
  Benefits payable                                       864,044        38,456
                                                     -----------   -----------
Net assets available for benefits                    $41,141,396   $34,537,023
                                                     ===========   ===========


See accompanying notes to financial statements.



                            Page 5 of 21 Pages

                  HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

             Statements of Changes in Net Assets Available for Benefits

                  For the Years Ended December 31, 1994 and 1993


                                                        1994          1993
                                                        ----          ----
Additions to net assets attributed to:
  Investment income                                  $ 1,604,150   $ 1,895,624
  Unrealized appreciation in fair value
    of investments (note 8)                              134,746     3,632,275
  Realized gain on sale of investments
    (note 8)                                           1,079,196       949,886
                                                      ----------    ----------
        Net increase from investment
          activities                                   2,818,092     6,477,785

Contributions:
  Employer                                             2,270,368     1,779,663
  Employees                                            5,958,223     4,198,408
  Interest income on loans to employees                   33,049         2,746
                                                      ----------    ----------
        Total additions                               11,079,732    12,458,602

Deductions from net assets attributed to:
  Benefits paid directly to participants              (4,475,359)   (2,126,040)
                                                      ----------    ----------
        Net increase                                   6,604,373    10,332,562

Net assets available for benefits:
  Beginning of year                                   34,537,023    24,204,461
                                                     -----------   -----------
  End of year                                        $41,141,396   $34,537,023
                                                     ===========   ===========


See accompanying notes to financial statements.


                            Page 6 of 21 Pages

                 HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

                        Notes to Financial Statements

                         December 31, 1994 and 1993


(1) DESCRIPTION OF PLAN
    The following description of HBO & Company Profit Sharing and Savings
       Plan (the "Plan") provides only general information. The Plan agreement should be referred to for a more complete description of the Plan's provisions.

    The Plan is a defined contribution plan which covers all employees of HBO & Company and HBO & Company of Georgia (jointly referred to herein as the "Company") who have completed six months of service (12 months for pre-1994 plan years) and have attained age 21 as of a Plan entry date. The Plan's entry dates are January 1, April 1, July 1, and October 1.

    Each eligible employee can elect to defer a percentage of pretax compensation, as defined, of from one to a maximum of fifteen percent and may contribute such amounts to the Plan. Such deferral elections must be made in whole percentages. If necessary, the salary deferral contributions allowed by a participant will be reduced by the Plan's Administrative Committee (see note 3) so that such contributions do not cause the Plan to be discriminatory or exceed the limitations of the Internal Revenue Code.

    The Company also may contribute to the Plan at the election of the Board of Directors through matching contributions and/or discretionary contributions. Each participant's share of Company discretionary contributions is related to the participant's compensation, as defined. Company contributions may not exceed the maximum allowable as a deduction as defined by the Internal Revenue Code. During 1994 and 1993, the Company contributed $.75 for each $1 contributed by employees; however, this Company matching contribution was only applicable for employee contributions of up to 4% of pretax compensation. No Company discretionary contribution was authorized for the years ended December 31, 1994 and 1993.

                                                                 (Continued)

                            Page 7 of 21 Pages

                 HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

                         December 31, 1994 and 1993

(1) DESCRIPTION OF PLAN, CONTINUED
    Participants are 100% vested in their pretax compensation contributions and earnings thereon at all times. Company matching and discretionary contributions credited to a participant's account and earnings thereon vest on a graded basis. A participant becomes 20% vested in his/her Company account after three years of service and an additional 20% becomes vested in each of the following four years until a participant fully vests after seven years of service (see Note (4) for change in vesting schedule effective January 1, 1995). Further, a participant is automatically 100% vested without regard to years of service in the event of termination due to death, disability, or attainment of age 65. Allocation of Plan earnings/losses is based on a participant's account balance in the respective fund. Forfeitures of terminated participants' nonvested accounts are allocated among the remaining participants in the Plan at the end of the plan year as if the forfeitures are additional matching or discretionary contributions, as designated by the Administrative Committee.

    Participants have the option to direct the investment of their accounts between seven investment funds: the Fidelity Retirement Money Market Fund, the Fidelity Managed Income Fund, the Fidelity Intermediate Bond Fund, the Fidelity Growth and Income Fund, the Fidelity Magellan Fund, the Fidelity Asset Manager Fund, and HBO & Company Common Stock Fund.

    Upon termination, participants under age 65 may elect to (1) delay the distribution of his/her accounts or (2) receive his/her vested benefits, generally in a lump sum distribution. The full value of benefits are payable upon normal or postponed retirement or to beneficiaries upon death of the participant. The full value of benefits are also payable upon total or permanent disability for participants with account balances totaling less than or equal to $3,500 and upon request or upon obtaining age 65 for participants with account balances totaling more than $3,500.

    Under a provision of the Plan, the Company, through actions of its Board of Directors, reserves the right to terminate the Plan. If the Plan is terminated, each participant shall become fully vested as of the termination date.


                                                                 (Continued)


                            Page 8 of 21 Pages

                 HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

                         December 31, 1994 and 1993


(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    The accounting records of the Plan are maintained on the accrual basis.

    HBO & Company common stock and investment funds held for investment by the Plan are stated at quoted market values from independent published sources.

    The change in the difference between current value and the cost of the investments is reflected in the statement of changes in net assets available for benefits as unrealized appreciation (depreciation) in fair value of investments.

    Realized gain (loss) on sale of investments is the difference between the proceeds received and the average cost of investments sold.

    The Department of Labor requires that realized and unrealized gains/losses on Form 5500 be calculated using a revalued (annually) cost basis rather than the historical cost basis, which is in accordance with generally accepted accounting principles ("GAAP"). For this reason, the financial statements prepared in accordance with GAAP differ from the financial information included in the Form 5500. Additionally, the Form 5500 classifies the income from the various investment funds differently than the financial statements prepared in accordance with GAAP. Earnings from interest and dividends per Form 5500 are for the HBO & Company common stock dividends and the Fidelity Retirement Money Market Fund interest only. The interest earnings from the remaining Fidelity funds are included on Form 5500 in the net investment gain (loss) along with the realized and unrealized gains/losses for those funds. The realized and unrealized gains/losses on Form 5500 is for the HBO & Company common stock only. There is no effect on net assets available for benefits for these differences.

(3) ADMINISTRATION
    The Company's Employee Benefits Administrative Committee is the Plan administrator. Fidelity is the Trustee, with custodial responsibility for the Plan's assets. The Plan is liable for all administrative expenses not paid by the Company. At the direction of the Administrative Committee, the Plan's administrative expenses for 1994 and 1993 were paid by the Company.


                                                                 (Continued)


                            Page 9 of 21 Pages

                 HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

                         December 31, 1994 and 1993


(4) PLAN AMENDMENTS AND RESTATEMENT
    During 1994, the Plan was amended once and restated. The following summarizes these changes:

       . Effective July 6, 1994, the Plan was amended to reflect an accelerated vesting schedule for all employees with service on or after January 1, 1995. A participant becomes 20% vested in his/her Company account after one year of service and an additional 20% becomes vested in each of the following four years until a participant fully vests after five years of service.

       . Effective December 16, 1994, the Plan was restated to incorporate all amendments since the previous restatement on June 1, 1993. As part of this process, cash compensation was redefined and the compensation cap was revised from $200,000 to $150,000.

(5) INCOME TAX STATUS
    The Plan is intended to be qualified under the Internal Revenue Code (the
       "IRC"). A favorable ruling was obtained from the Internal Revenue Service (the "IRS") as to the tax exempt status of the Plan in November 1988. As the Plan was amended and restated as of December 16, 1994, the Plan's Administrative Committee has applied to the IRS for qualification under the IRC, requesting exemption from tax under present income tax laws. As such, employees defer paying income taxes on their before tax contributions, Company contributions, and earnings until amounts are withdrawn from the Plan. The Administrative Committee is not aware of any course of action or series of events that have occurred that might disqualify the Plan from qualification under the IRC. However, the Plan's qualified status will not be determined until the IRS rules on the Administrative Committee's request, and the Company is willing to make any changes in the Plan description requested by the IRS as a condition to its issuing a favorable determination letter.

(6) TRANSACTIONS WITH PARTIES-IN-INTEREST
    During the year ended December 31, 1994, the Plan purchased 174,215 shares of the common stock of HBO & Company, the Plan sponsor, for $1,918,526, and sold 48,122 shares of the common stock of HBO & Company for $1,668,234 in accordance with the terms of the Plan.

    During the year ended December 31, 1993, the Plan purchased 39,826 shares of the common stock of HBO & Company, the Plan sponsor, for $1,024,475, and sold 48,061 shares of the common stock of HBO & Company for $1,530,608 in accordance with the terms of the Plan.

(7) INCOME AND CHANGES IN PLAN EQUITY
    The Plan provides for separate investment funds for participants as described in note 1 to the financial statements. The following pages summarize the income and changes in net assets available for benefits for each fund for the years ended December 31, 1994 and 1993.


                                                                 (Continued)


                            Page 10 of 21 Pages

                 HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

                 Changes in Net Assets Available for Benefits

                    For the Year Ended December 31, 1994


                                    HBO &                Fidelity     Fidelity    Fidelity   Fidelity    Fidelity
                                   Company   Fidelity    Growth &    Retirement    Asset     Managed   Intermediate
                                   Common    Magellan     Income      Money Mkt   Manager     Income      Bond
                                    Stock      Fund        Fund         Fund        Fund       Fund       Fund         Total
                                   -------   --------    --------    ----------   --------   --------  ------------    -----
Additions to net assets
 attributed to:
  Investment income              $   33,559  $  518,519  $  680,070  $  221,185  $   78,386   $ 31,526    $ 40,905    $ 1,604,150

  Unrealized appreciation
    (depreciation) in fair value
    of investments                1,685,329    (750,568)   (523,979)      -        (232,835)     -         (43,201)       134,746

  Realized gain (loss) on sale
    of investments                1,046,875      (8,635)     46,594       -           3,729      -          (9,367)     1,079,196
                                 ----------  ----------   ---------  ----------  ----------   --------    --------    -----------
  Net increase (decrease) from
    investment activities         2,765,763    (240,684)    202,685     221,185    (150,720)    31,526     (11,663)     2,818,092

  Contributions:
    Employer                        317,479     892,316     594,766     151,163     205,307     44,215      65,122      2,270,368

    Employees                       527,935   2,125,978   1,625,354     744,298     580,439    140,957     213,262      5,958,223

  Interest income on loans to
    employees                         8,863       8,551       5,887       6,432       1,568      1,191         557         33,049
                                 ----------  ----------   ---------  ----------  ----------   --------    --------    -----------
           Total additions        3,620,040   2,786,161   2,428,692   1,123,078     636,594    217,889     267,278     11,079,732


Deductions from net assets
 attributed to:
  Benefits expense                 (537,300) (1,475,636)   (913,536) (1,262,399)   (196,948)   (35,210)    (54,330)    (4,475,359)

  Interfund transfers              (300,279)   (173,667)    178,305     271,227      53,693     52,544     (81,823)        -

                                 ----------  ----------   ---------  ----------  ----------   --------    --------    -----------
           Net increase           2,782,461   1,136,858   1,693,461     131,906     493,339    235,223     131,125      6,604,373

Net assets available for
 benefits:
  Beginning of year               5,436,405  12,760,584   8,084,361   5,422,862   1,790,822    456,668     585,321     34,537,023
                                 ----------  ----------   ---------  ----------  ----------   --------    --------    -----------

  End of year                    $8,218,866 $13,897,442  $9,777,822  $5,554,768  $2,284,161   $691,891    $716,446    $41,141,396
                                 ========== ===========  ==========  ==========  ==========   ========    ========    ===========

                            Page 11 of 21 Pages

                 HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

                 Changes in Net Assets Available for Benefits

                    For the Year Ended December 31, 1994


                                    HBO &                Fidelity     Fidelity    Fidelity   Fidelity    Fidelity
                                   Company   Fidelity    Growth &    Retirement    Asset      Managed   Intermediate
                                   Common    Magellan     Income      Money Mkt   Manager     Income       Bond
                                    Stock      Fund        Fund         Fund       Fund        Fund        Fund         Total
                                   -------   --------    --------    ----------   --------   --------   -------------   -----

Additions to net assets
 attributed to:
  Investment income             $   39,856 $ 1,118,061  $  426,625    $  163,065  $   84,411  $  27,593    $ 36,013   $ 1,895,624

  Unrealized appreciation
    (depreciation) in fair value
    of investment                1,813,067   1,010,045     702,027         -          99,954      -           7,182     3,632,275

  Realized gain (loss) on sale
    of investments                 836,000      47,242      48,091         -          13,548      -           5,005       949,886
                                ----------  ----------  ----------    ----------  ----------   --------    --------    ----------
  Net increase (decrease) from
    investment activities        2,688,923   2,175,348   1,176,743       163,065     197,913     27,593      48,200     6,477,785

  Contributions:
    Employer                       192,550     700,550     505,452       245,712      78,003     23,067      34,329     1,779,663

    Employees                      272,827   1,538,445   1,182,992       767,176     223,333     80,422     133,213     4,198,408

  Interest income on loans to
    employees                          732         587         483           644          63        212          25         2,746
                                ----------  ----------  ----------    ----------  ----------   --------    --------    ----------
      Total additions            3,155,032   4,414,930   2,865,670     1,176,597     499,312    131,294     215,767    12,458,602


Deductions from net assets
 attributed to:
  Benefits expense                (144,653)   (632,283)   (610,435)     (506,185)   (132,279)   (32,227)    (67,978)   (2,126,040)

  Interfund transfers             (812,531)    524,384     240,594    (1,060,958)  1,422,359   (353,800)     39,952         -
                                ----------  ----------  ----------    ----------  ----------   --------    --------    ----------

       Net increase (decrease)   2,197,848   4,307,031   2,495,829      (390,546)  1,789,392   (254,733)    187,741    10,332,562

Net assets available for
 benefits:
  Beginning of year              3,238,557   8,453,553   5,588,532     5,813,408       1,430    711,401     397,580    24,204,461
                                ----------  ----------  ----------    ----------  ----------   --------    --------    ----------

  End of year                   $5,436,405 $12,760,584  $8,084,361    $5,422,862  $1,790,822   $456,668    $585,321   $34,537,023
                                ========== ===========  ==========    ==========  ==========   ========    ========   ===========


                            Page 12 of 21 Pages

                 HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

                         December 31, 1994 and 1993


(8) INVESTMENTS
    During 1994 and 1993 the Plan's investments (including investments bought and sold as well as held during the year) appreciated (depreciated) in fair value as follows:


                                                     Net
                                                 Appreciation
                                                (Depreciation)    Fair Value
                                                 in Fair Value      at End
                                                  During Year       of Year
                                                --------------    ----------
    Year ended December 31, 1994:

    Fair value as determined by quoted
      market price:
        HBO & Company Common Stock                $ 2,732,204      $ 8,332,093
        Fidelity Magellan Fund                       (759,203)      13,941,836
        Fidelity Growth and Income Fund              (477,385)       9,632,962
        Fidelity Retirement Money Market
          Fund                                          -            5,439,402
        Fidelity Asset Manager Fund                  (229,106)       2,103,614
        Fidelity Managed Income Fund                    -              656,019
        Fidelity Intermediate Bond Fund               (52,568)         678,519
                                                  -----------      -----------
                                                  $ 1,213,942      $40,784,445
                                                  ===========      ===========
    Year ended December 31, 1993:

    Fair value as determined by quoted
      market price:
        HBO & Company Common Stock                $ 2,649,066      $ 5,349,597
        Fidelity Magellan Fund                      1,057,287       12,510,924
        Fidelity Growth and Income Fund               750,118        7,879,678
        Fidelity Retirement Money Market
          Fund                                          -            5,265,387
        Fidelity Asset Manager Fund                   113,503        1,659,616
        Fidelity Managed Income Fund                    -              431,845
        Fidelity Intermediate Bond Fund                12,187          566,579
                                                  -----------      -----------
                                                  $ 4,582,161      $33,663,626
                                                  ===========      ===========

     The current value of HBO & Company common stock, Fidelity Magellan Fund,
       Fidelity Growth and Income Fund and Fidelity Retirement Money Market Fund held for investment at December 31, 1993 was $5,349,597, $12,510,924, $7,879,678, and $5,265,387,respectively, each of which represents an investment greater than 5% of the Plan's net assets.

                                                                   (Continued)


                            Page 13 of 21 Pages

                 HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

                         December 31, 1994 and 1993



(8) INVESTMENTS, CONTINUED
    The realized gain on the sale of investments during the years ended
       December 31, 1994 and 1993 was determined as follows:


                                                      1994           1993
                                                      ----           ----
          Aggregate proceeds                       $ 8,984,898    $ 7,950,537
          Aggregate cost                            (7,905,702)    (7,000,651)
                                                   -----------    -----------

               Realized gain                       $ 1,079,196    $   949,886
                                                   ===========    ===========

    During 1994 and 1993, the balance of unrealized appreciation (depreciation) in the fair value of investments changed as follows:

          Balance, December 31, 1992                              $ 1,925,787

            Current unrealized appreciation
              of investments, net of realized
              gains (losses)                                        3,632,275
                                                                  -----------

          Balance, December 31, 1993                                5,558,062

            Current unrealized appreciation
              of investments, net of realized
              gains (losses)                                          134,746
                                                                  -----------

          Balance, December 31, 1994                              $ 5,692,808
                                                                  ===========


                            Page 14 of 21 Pages

                           Supplementary Information







                              Page 15 of 21 Pages

                 HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

                           Schedule I - Investments

                              December 31, 1994


                                                 Number of
   Identity                                      Shares or                    Current
of Party Involved     Description of Assets        Units          Cost         Value
- -----------------     ---------------------      ---------        ----        -------
FIDELITY INVESTMENTS
Fidelity              Magellan Fund                208,710   $ 13,336,490   $ 13,941,835
Fidelity              Growth & Income Fund         456,755      9,709,558      9,632,962
Fidelity              Retirement Money Market
                        Fund                     5,439,402      5,439,402      5,439,402
Fidelity              Asset Manager Fund           152,105      2,236,495      2,103,614
Fidelity              Managed Income Fund          656,020        656,020        656,020
Fidelity              Intermediate Bond Fund        69,025        715,768        678,519
                                                             ------------    -----------
                                                               32,093,733     32,452,352

COMPANY STOCK FUND
HBO & Company         Common Stock                 242,388      2,997,904      8,332,093
                                                             ------------   ------------
Total investments held                                       $ 35,091,637   $ 40,784,445
                                                             ============   ============


                              December 31, 1993



                                                 Number of
   Identity                                      Shares or                    Current
of Party Involved     Description of Assets        Units          Cost         Value
- -----------------     ---------------------      ---------        ----        -------

FIDELITY INVESTMENTS
Fidelity              Magellan Fund                176,583   $ 11,155,011   $ 12,510,924
Fidelity              Growth & Income Fund         354,621      7,432,295      7,879,678
Fidelity              Retirement Money Market
                        Fund                     5,265,387      5,265,387      5,265,387
Fidelity              Asset Manager Fund           107,767      1,559,662      1,659,616
Fidelity              Managed Income Fund          431,845        431,845        431,845
Fidelity              Intermediate Bond Fund        52,558        560,627        566,579
                                                             ------------   ------------
                                                               26,404,827     28,314,029
COMPANY STOCK FUND
HBO & Company         Common Stock                 116,296      1,700,737      5,349,597
                                                             ------------   ------------
Total investments held                                       $ 28,105,564   $ 33,663,626
                                                             ============   ============



                            Page 16 of 21 Pages

                 HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

        Schedule II - Plan Assets and Liabilities by Investment Program




                                     HBO &                  Fidelity     Fidelity    Fidelity   Fidelity   Fidelity
                                    Company    Fidelity     Growth &    Retirement    Asset      Managed  Intermediate
                                    Common     Magellan      Income      Money Mkt   Manager     Income      Bond
                                     Stock       Fund         Fund         Fund       Fund        Fund       Fund        Total
                                    -------    --------    ---------    ----------   --------   --------  ------------   -----

    DECEMBER 31, 1994

Assets:
  Investments at fair value        $8,332,093  $13,941,835  $9,632,962  $5,439,402  $2,103,614  $656,020     $678,519  $40,784,445
  Contributions receivable from
    employer company                   28,730       67,819      45,012      19,135      18,617     4,195        6,262      189,770
  Contributions receivable from
    employees                          48,065      161,823     119,945      49,067      53,408    13,554       20,399      466,261
  Loans receivable from employees      81,974       98,024     120,401     106,466     113,211    19,386       15,806      555,268
  Accrued investment income             9,696        -           -           -           -         -            -            9,696
                                   ----------  -----------  ----------  ----------  ----------  --------     --------  -----------
      Total assets                  8,500,558   14,269,501   9,918,320   5,614,070   2,288,850   693,155      720,986   42,005,440

Liabilities:
  Benefits payable                    281,692      372,059     140,498      59,302       4,689     1,264        4,540      864,044
                                   ----------  -----------  ----------  ----------  ----------  --------     --------  -----------

Net assets available for benefits  $8,218,866  $13,897,442  $9,777,822  $5,554,768  $2,284,161  $691,891     $716,446  $41,141,396
                                   ==========  ===========  ==========  ==========  ==========  ========     ========  ===========


    DECEMBER 31, 1993

Assets:
  Investments at fair value        $5,349,597  $12,510,924  $7,879,678  $5,265,387  $1,659,616  $431,845     $566,579  $33,663,626
  Contributions receivable from
    employer company                   15,800       55,972      38,459      22,137       8,362     1,683        2,855      145,268
  Contributions receivable from
    employees                          21,309      142,377      93,340      49,745      20,824     4,660        7,953      340,208
  Loans receivable from employees      53,558       62,192      79,450      94,021     102,020    18,480        7,934      417,655
  Accrued investment income             8,722        -           -           -           -         -            -            8,722
                                   ----------  -----------  ----------  ----------  ----------  --------     --------  -----------

      Total assets                  5,448,986   12,771,465   8,090,927   5,431,290   1,790,822   456,668      585,321   34,575,479

Liabilities:
  Benefits payable                     12,581       10,881       6,566       8,428       -         -            -           38,456
                                   ----------  -----------  ----------  ----------  ----------  --------     --------  -----------

Net assets available for benefits  $5,436,405  $12,760,584  $8,084,361  $5,422,862  $1,790,822  $456,668     $585,321  $34,537,023
                                   ==========  ===========  ==========  ==========  ==========  ========     ========  ===========


                            Page 17 of 21 Pages

                 HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

         Transactions or Series of Transactions in Excess of Five Percent
                       of the Current Value of Plan Assets

                                                                                                       Current Value
                                                            Number of                            Cost   of Assets On      Net
 Identity of         Description               Number of    Shares or  Purchase    Selling        of     Transaction      Gain
Party Involved        of Assets              Transactions     Units     Price       Price       Assets      Date         (Loss)
- --------------       -----------             ------------   ---------  --------    -------      ------  --------------   ------
CATEGORY (III) - A SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS:

DECEMBER 31, 1994

HBO & Company     Common Stock
                  Purchases                         81       174,215   $1,918,526             $1,918,526  $1,918,526
                  Sales                             54        48,122              $1,668,234     621,359   1,668,234   $1,046,875

Fidelity          Magellan
                  Purchases                        157        63,924    4,369,898              4,369,898   4,369,898
                  Sales                             99        31,797               2,179,784   2,188,419   2,179,784       (8,635)

Fidelity          Growth & Income Fund
                  Purchases                        151       169,114    3,702,828              3,702,828   3,702,828
                  Sales                             92        66,980               1,472,160   1,425,566   1,472,160       46,594

Fidelity          Retirement Money Mkt Fund
                  Purchases                        135     2,521,516    2,521,516               2,521,516  2,521,516
                  Sales                            118     2,347,500               2,347,500    2,347,500  2,347,500        -

Fidelity          Asset Manager Fund
                  Purchases                        113        96,224    1,433,535               1,433,535  1,433,535
                  Sales                             59        51,886                 760,430      756,702    760,430        3,728


DECEMBER 31, 1993

HBO & Company     Common Stock
                  Purchases                         70        39,826    $1,024,475             $1,024,475 $1,024,475
                  Sales                             47        48,061              $1,530,608      694,608  1,530,608     $836,000

Fidelity          Magellan
                  Purchases                        160        67,382     4,717,740              4,717,740  4,717,740
                  Sales                             81        22,661               1,572,736    1,525,494  1,572,736       47,242

Fidelity          Growth & Income Fund
                  Purchases                        145       133,439     2,871,769              2,871,769  2,871,769
                  Sales                             86        56,602               1,217,338    1,169,247  1,217,338       48,091

Fidelity          Retirement Money Mkt Fund
                  Purchases                        149     1,924,889     1,924,889              1,924,889  1,924,889
                  Sales                            143     2,388,991               2,388,991    2,388,991  2,388,991        -

Fidelity          Asset Manager Fund
                  Purchases                        120       129,154     1,857,174              1,857,174  1,857,174
                  Sales                             21        21,387                 311,060      297,512    311,060       13,548


                            Page 18 of 21 Pages

                                SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                HBO & COMPANY PROFIT SHARING
                                                  AND SAVINGS PLAN


                                                By: /s/ Jay P. Gilbertson
                                                   ---------------------------
                                                   JAY P. GILBERTSON


                                                By: /s/ Michael L. Kappel
                                                   ---------------------------
                                                   MICHAEL L. KAPPEL


                                                By: /s/ E. Christine Rumsey
                                                   ---------------------------
                                                   E. CHRISTINE RUMSEY


DATE:    June 26, 1995                     (As Members of the Committee
     -----------------------------         appointed under and pursuant to
                                           the HBO & Company Profit Sharing
                                           and Savings Plan)



                            Page 19 of 21 Pages